Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Company:	Woodside Petroleum Ltd

Title:	Macquarie Australia Conference Transcript

Date:	4 May 2022

Time:	13:30 – 14:10 AEST

Start of Transcript

[Presentation]

Meg O’Neill: Thank you, Mark. Good afternoon, everyone. Thanks for having me here at Macquarie’s 24th annual Australia conference. These really are transformative and exciting times for Woodside and I appreciate your interest in our business.

I’d like to begin by acknowledging the traditional custodians of the land or which we’re presenting today, the Gadigal people of the Eora Nation and pay my respects to elder’s past, present and emerging. I also extend my respect to all other Aboriginal nations, the future generations and their continued connection to country.

We recently released our first quarter report for the period ended 31 March 2022.

We reported continued strong operational performance, with an increase in produced LNG sales volumes compared to the fourth quarter 21 and US$2.36 billion of sales revenue.

It was a positive quarter, in which we commenced processing of Pluto gas at the Karratha Gas Plant following the start-up of the Pluto to KGP interconnector pipeline. We also achieved steady state operations for Julimar-Brunello Phase 2 and last month we achieved ready for start-up of Greater Western Flank Phase 3.

I’d like to take a minute to discuss the implications of Russia’s invasion of Ukraine. We’ve seen the effects of this reverberating globally exacerbating any tight energy markets, particularly for LNG. This has resulted in unprecedented volatility, and oil price spikes to levels not seen since the early part of last decade.

The conflict has thrown a spotlight on energy security, highlighting the positive contribution that Australian LNG producers can make. It reminds us how much the world requires reliable and affordable energy to heat homes keeps keep lights on and enable industry. The conflict also illustrates the impact on the global economy when energy supply is challenged.

European gas markets continue to experience significant volatility, with European prices achieving new record highs in March. Asian buyers continue to require LNG, but the high volatility and liquidity issues coupled with COVID 19 restrictions in China have resulted in lower trading activity in Asia.

Longer term however, the foundations remain intact for continued strong LNG demand. Factors such as economic growth, and supportive policy and developing Asia remain key.

Gas will continue to play its role in firming support for renewables in power generation, as well as displacing higher emitting products. We expect the demand for LNG to remain significant in the decades to come.

For Woodside it has been a significant year so far as we plan for completion of the BHP merger with this opportunity to be considered by our shareholders at an upcoming annual general meeting to be held on Thursday, 19 May 2022. So just about two weeks away.

In support of the AGM we recently released a number of shareholder documents. First is the notice of Annual General Meeting which provides information on the items to be considered at the AGM. Second is the Merger Explanatory Memorandum, which has been prepared for shareholders and contains disclosure relevant to your vote on the merger. And third is the Independent Experts Report prepared by KPMG, which concludes that the proposed merger is in the best interest of Woodside shareholders.

You may also be aware that Woodside is pursuing secondary listings on the London Stock Exchange and the New York Stock Exchange. In support of these listings, we have published a prospectus in the UK and a registration statement in the US. We announced in recent weeks that the Financial Conduct Authority has approved the UK prospectus and the US Securities and Exchange Commission has declared effective the registration statements.

You will often hear me referring to the merger as transformative for Woodside. Today, I would like to focus on the long-term value that the merger is expected to deliver and the characteristics of the merged entity which will support this.

Please note the disclaimer on slides two and three, advising among other things that this presentation contains forward looking statements and that are reported numbers are all in US dollars.

It should also be noted that this presentation should be read in conjunction with the Explanatory Memorandum and the Independent Expert Report, which were released on April 8 to the ASX.

Slide 4 for outlines the rationale for the merger. This is something you would be familiar with. For us, nothing has changed since we announced the merger last August. The logic is simple and compelling and will deliver value for both Woodside and BHP shareholders.

The merger will bring together two portfolios of similar size, featuring complimentary long life and high margin assets. The enlarged and diversified portfolio of producing assets will support significantly increased and enduring cash flows. Woodside’s already strong balance sheet will be further improved by the addition of the unlevered BHP assets.

Increased cash flows will support our ability to deliver superior returns to shareholders, while also providing additional funding for our development pipeline. In our Investor Update in December 2021, we announced our capital allocation framework. This is how we will continue to responsibly provide the energy the world needs in the form the world needs and this will be done with a focus on delivering appropriate return to shareholders.

We will have an increased portfolio of growth opportunities with the optionality of where to invest and will prioritize the most attractive. The enlarged portfolio delivers the cash flow and resilience to fund our evolution through the energy transition in support of our aspiration to be net zero by 2050.

We also expect to capture further upside through realizing synergies and cost savings which are achieved through combining our complementary businesses. The savings of more than $400 million per annum are expected to be fully implemented by early 2024.

Importantly, the merger has received unanimous support of the Woodside Board, in addition to the independent expert concluding that the merger is in the best interest of Woodside shareholders.

Moving to the next slide, this demonstrates the scale and breadth of our international asset portfolio. We’ve updated the numbers on the left hand side for the Woodside and BHP petroleum businesses on a combined basis for the 12 months to year end 2021.

Together, the assets produced approximately 193 million barrels of oil equivalent in 2021, which ranks the combined business as a top 10 global independent producer by hydrocarbon production.

LNG production was 10.3 million tonnes and during the year significant projects were under development including Mad Dog Phase 2, Sangomar, Shenzi North and Scarborough. These are all high quality growth opportunities which will contribute to production and revenue in the coming years.

Slide six highlights the strengths from a portfolio perspective of the merged entity. The charts on the left hand side demonstrate a high level of diversification by production and geography reducing risk at a portfolio level. The chart on the right is particularly important to us. We’ve presented this before and the chart has been updated for more recent data. It plots the percentage of production by OECD nations on the x axis providing an indication of country risk to production and revenue.

The y axis shows the percentage of conventional production. A benefit of conventional production is that it tends to have a lower operating cost and less sustaining capex indicating greater resilience through the commodity price cycle. The combined Woodside portfolio occupies a unique position amongst our competitors, providing a lower risk and more resilient investment proposition. This is particularly important in the context of the current volatility in the market.

As I noted earlier, the implications of Russia’s invasion of Ukraine have further strengthened the importance of energy security. With Woodside’s leverage to conventional production, coupled with the OECD production and proximity to Asian markets, we are well placed to continue to provide secure reliable supply for the years to come.

Slide seven demonstrates our strong reserves position and sustained production profile with further opportunities for growth. Our reserves position has been bolstered by the final investment decision in Scarborough and Pluto Train 2 which was taken in November 2021. The approval of the developments resulted in an increase of more than 1.4 billion barrels of oil equivalent to 2P reserves, firming up with size leverage to gas in the combined portfolio with gas being 79% of the combined 2P reserves.

We can expect the two key features of the production profile, are high return oil and long life LNG. The strong oil production will generate significant cash in the near term to fund future growth and Woodside’s investment in energy transition.

Long life LNG will become important in the portfolio in the future. And we also have optionality for other growth projects, such as Trion and Calypso, as well as unsanctioned tie backs in both the Gulf of Mexico and Western Australia.

Slide 8 shows the impact of the merger and expanded portfolio on a pro forma basis in terms of cash flow, earnings and balance sheet. Starting off with cash flow, the merged entity on a pro forma basis to 31 December 2021 would have generated over $6 billion in operating cash flow alone and over $12 billion in revenue.

This cash flow supports the funding of the key projects under construction which I mentioned earlier. The charts on the right hand side showing indicative operating cash flow and free cash flow profiles out to 2027. For these we’ve also updated our pricing to reflect an increased Brent oil price forward curve out to 2026 followed by a long term oil price assumption in real terms from 2027.

The shape of the curve reflects the strength of oil prices assumed for the near future. This is representative of the high oil and gas prices that we are seeing in the market at the moment. It is also important to note that we include our capital expenditure for major projects in estimating our free cash flow in the future.

On a pro forma basis, the combined entity for the 12 months ending 31 December 2021 would have had earnings before interest in tax of over $5 billion. This demonstrates the strength of the diversified portfolio of producing assets.

The low pro forma gearing of approximately 8% is supported by the addition of the unlevered BHP assets. The combined entity will also continue to maintain the commitments to an investment grade credit rating throughout the cycle.

I’ve spoken about the significant operating cash flow that the merger is expected to deliver. Slide nine summarises our capital management framework. In line with Woodside’s current dividend policy, the merged group’s dividend policy will be based on net profit after tax excluding non recurring items with a minimum 50% payout ratio.

With the additional cash there will also be opportunities to consider returning value to shareholders through special dividends and share buybacks. Woodside’s capital allocation framework, which was announced in December 2021 will apply to the merged group.

We’ve provided different investment targets against oil, gas and new energy developments. Oil will remain a feature in the portfolio providing strong returns that can fund further developments. Gas and LNG are expected to play a key role in meeting the world’s energy needs, particularly in Asia.

These are also important products in assisting our customers meet their decarbonisation goals by providing firming capacity for renewables and replacing higher emitting fuels. We can expect that our portfolio will evolve in the coming decades and we want to be agile enough to pivot to meet market demand. The current market for new energy is relatively small today, but it’s expected to grow significantly over time. And so our investment in these technologies will be customer driven.

Our focus areas for investment reflect the types of new energy solutions where we believe we have competitive advantage. All investments made will reflect this capital allocation framework.

Slide 10 provide some examples of considerations when assessing an individual opportunity and how we might optimise the broader portfolio. With the merged entity, we have a number of opportunities which will have to compete for capital. These include Gulf of Mexico tie backs to existing infrastructure, oil opportunities, long term LNG and of course new energy. The first major development for final investment decision after the merger is likely to be the Trion oil development in Mexico in the Mexican side of the Gulf of Mexico.

At the individual opportunity level, these will be assessed against a broad range of factors and through the lens of our capital allocation framework. Importantly, economic measures such as internal rate of return, payback period, and opportunity risk are assessed and evaluated.

At a portfolio level the opportunities must fit within a range of financial and non financial metrics at a company level. This is important to ensure that each opportunity is consistent with continuing to build a diversified and resilient portfolio.

Slide 11 shows Woodside’s existing emissions reduction targets of a 15% reduction by 2025 and a 30% reduction by 2030 on a pathway to net zero by 2050. These targets will apply to the merged entity.

It’s important to note that there is no increase in actual global emissions due to this transaction. The merger consolidates ownership of existing assets, which will benefit from Woodside’s focus on emissions reduction across the combined portfolio.

The merged entity actually increases the size of Woodside’s abatement commitment.

In December 2021, we announced a new target to invest $5 billion in new energy products and lower carbon services by 2030. This significant investment in new energy is intended to position Woodside as an early mover in the new energy market and support the decarbonisation goals of our customers.

The quantum of 5 billion is comparable to the amount that Woodside will be spending on Scarborough, which is around $7 billion dollars at our current equity share. And it’s demonstrative of our commitment to reducing we’re in real world emissions while continuing to provide energy to our customers and return to our shareholders.

In 2022, we’ve already begun making progress on some of the projects that will support the $5 billion dollar investment target. For example, in March this year, we announced an agreement with Heliogen for commercial scale demonstration plans of Heliogen’s AI enabled concentrated solar energy technology. This is proposed to be built in Mojave, California.

For more information on some of the new energy projects that will support the $5 billion dollar investment target, and on Woodside’s climate strategy generally, I encourage you to look at our Climate Report 2021 which was released in February this year and is available on our website.

Slide 12 demonstrate some of the areas in which we can expect to realise pre-tax annual synergies of over $400 million per year. We expect there to be a significant reduction in executive level positions and management layers as well as the removal of duplicative staffing levels.

Savings are expected to come from across the business realising efficiencies through corporate operations, exploration and growth opportunity levels. This will come from rationalisation, a continued focus on cost reduction programs, and high grading of opportunities.

An important strategic enabler for the merged entity will be its ability to continue to be a low cost producer. We can expect these synergies to be fully implemented by early 2024.

On slide 13, and as you can see, the rationale is compelling for this transformational merger. We have our shareholder vote on the 19th of May 2022, in which we will seek the approval for the issue of shares and we are working well with BHP as we work towards completion of the transaction with a target implementation date of one June 2022. I’d now like to open up for questions.

[Q&A]

Mark Wiseman: Thanks Meg for the presentation. I was wondering if we could start with LNG markets. What are you hearing from customers? At the moment obviously, there’s huge disruption in the gas supply chain. And we have seen news stories of oil-linked slopes as high as 17 or 18% for some pretty long duration contracts. I’d be interested in what you’re hearing.

Meg O’Neill: Yeah it’s really fascinating what’s happened in the LNG market over the last two years and the market of course has been evolving over the last probably 10 as the US LNG, as US LNG has come into the marketplace.

What we would have seen pre-COVID would have been buyers getting more comfortable that they could purchase gas on the spot market. I think COVID really reinforced that when spot prices fell to all time lows. And I think buyers got a little bit complacent and said maybe we don’t need to be signing up for long term contracts.

I think what we’ve seen in the last two northern hemisphere winters is that supply is actually tight, that we are facing the consequences of underinvestment in the new oil and gas developments. That’s probably been about five years of under investment.

So we’re seeing buyers come back to the table. So two years ago, buyers were happy to kind of roll the dice and buy on the spot. Now we’re seeing buyers who are much more interested in longer term arrangements. Look the slopes, take that with a grain of salt, any contract between a producer and a seller, there’s going to be a lot of different terms. Slope is one but there’ll be things like flexibility, delivery methods, so take that with a grain of salt the specific numbers, but I think it is fair to say that the pricing has swung in favour of the producers, particularly compared to two years ago.

Mark Wiseman: Just a reminder to people if you want to ask a question, just scan the QR code and send it through. I just wanted to ask on the spot exposure if guided this year to 20 to 25% which has been a huge advantage this year, how should we expect that spot portfolio will evolve over the next few years?

Meg O’Neill: That’s an excellent question Mark. It’s one that if we were Woodside standalone, I would answer differently than with the merged portfolio. So it’s going to be a pretty important piece of work for our marketing and treasury teams. And we’ve already started the work to be really deliberate in identifying how much of our production do we want linked to oil pricing. Again, recognising that when we started the merger, we will pick up more actual oil production from the BHP Gulf of Mexico assets.

So we want to be really deliberate about how much oil price indexation do we want in our portfolio. How much gas indexation do we want? How much fixed price do we want? And you know, you think about the domestic gas market and we’ll call it a pseudo fixed price environment. So there’s work to come. I think it’s perhaps worth indicating that we’ll give guidance for 2023 as we approach the end of this year.

I think the opportunity is really actually in our favour to be really thoughtful about how do we want to design our company, recognising that the attributes of oil and gas are quite different. You know, historically there was a strong linkage but what we’ve seen over the last few years is that they are divergent markets, and there’s more volatility in gas, it’s a small seasonal product in the base case. So I think we’ve got a great opportunity to be really thoughtful in how we set ourselves up going forward.

Mark Wiseman: And with the Scarborough project, specifically, customers should have relative certainty that that gas is now coming. Now that you’re in development, how much of that is still uncontracted and how are you thinking about playing that strategically?

Meg O’Neill: When we took our final investment decision on Scarborough, we had about 60% of our share of the gas contracted and that included LNG contracts as well as our domestic gas contract. We’ll be providing gas to a fertilizer plant that’s going to be built very close to our LNG facility.

Now of course with the merger will pick up a greater equity position in Scarborough. BHP hasn’t sold any of their volumes. We are also working through a sell down process so we haven’t sold anything further since we took that final investment decision. We want to make sure that we end up with the right equity position in the offshore development. We have sold down our position in the LNG train so we sold 49% to GIP and really pleased to have them on board as a partner. So we’ll be working through the sell down and then looking for opportunities to contract additional LNG in parallel.

Mark Wiseman: You mentioned asset sales with Scarborough, the other asset you’ve been talking about selling down is Sangomar. On the last call, you commented that you were remaining quite disciplined on value. Is that an asset that you expect to sell-down before first oil?

Meg O’Neill: So if we went back in time, maybe a year ago, one of the things that we were very closely watching was our credit rating and our ability to protect our investment grade credit rating in the event of a downward price shock, and that underpinned our thinking behind wanting to farm down our equity in the Sangomar project, which is our Senegal oil development. Obviously with a price environment where it is today and with the low gearing ratio that we expect to have following completion of the merger, we’re actually a bit more in the driver’s seat and so we’re in a position where we can be really selective about who we bring into the development.

82% is a big stake and so philosophically, I would like to reduce our risk exposure to this particular development. But we have the opportunity to be selective and so what we’re looking for is the right partner, and we’re looking for the right price. We need to be really disciplined about getting appropriate value for Woodside shareholders when we sell down the asset.

So conversations are still ongoing and uh, we hope to have a sell down but we’re not going to rush into anything.

Mark Wiseman: And you mentioned during his speech, that Trion was the first FID post the BHP petroleum merger could you maybe just talk through how you view the Mexico country risk and the politics, the fiscal terms? How do you weigh that up versus the rest of the portfolio?

Meg O’Neill: Yeah, so we’ve taken a very close look at Mexico. Obviously Mexico has been an oil and gas producer for many decades. BHP went in when they changed the constitution and opened up to foreign investment in the upstream sector. BHP has invested tremendous time understanding country risk and building relationships with Pemex as well as with the government authorities and regulator.

So the risk management steps that BHP has put in place we have high confidence in the work that they’ve done. But we need to look at the investment opportunity and Trion as it stacks up against our capital management framework. So we’re going to run it through the lens that I talked about, you know, looking at the economic measures, looking at the country risk looking at what it does for the combined company’s portfolio going forward looking at what does it mean for corporate financials? So we have a bit of work to do, but it will be the first big decision that we need to make as a company.

Mark Wiseman: I wanted to ask about that East Coast gas market and the Bass Strait asset in particular, and it’s been a fantastic asset for BHP over the over the years. And the consensus view is that the East Coast gas markets are going to get extremely tight, but it was really interesting to see Exxon announced another 200 PJ of reserves recently. Could you just talk about the Bass Strait to the extent that you’re able to?

Meg O’Neill: Yeah, obviously pretty closed we have certain constraints on what we can say. But philosophically, a few points are probably worth mentioning. So first off, we do watch the East Coast gas market very closely and we did even before the merger. I’m sure many in the room are aware that we have signed an MOU with Viva and we’re looking at establishing an LNG regas facility at their Geelong refinery. And the reason we signed that is because we do see opportunity in East Coast market where we see many of the mature fields such as Bass Strait on decline, and that decline is faster than the rate at which demand is declining. So we do see an opportunity there. Look, Bass Strait is a very important asset. If you look at the Independent Experts Report, it was still one of the most significant asset in BHP’s petroleum business over the calendar year 2021. It will continue to generate significant production and revenue for the new Woodside. So we see it really as an opportunity to get involved in this very important market.

Mark Wiseman: There was some news flow this morning out of Timor talking about the Sunrise project. I think there’s been some government officials talking about first gas by 2030. What’s the latest perspective on Sunrise?

Meg O’Neill: Yeah, I’ll give you a few remarks. So of course, the maritime boundary dispute was settled I want to say that would have been two years ago. The next key task was for the Sunrise joint venture to negotiate with the two governments so the Timor Leste government and the Australian Government on terms of a production sharing contract. Those discussions are ongoing. As you might imagine, negotiating with one government is hard work negotiating with two is harder.

So those discussions are continuing but it’s taking a bit of time to for all the parties to understand they optimum way forward. I think a bit of context. So Bayu-Undan we understand is going to be depleted in this calendar year. And I think the Timor-Leste government is feeling the financial pressure associated with that loss of revenue stream. So we are seeing quite good engagement from the Timorese. But, we, you know, we need to first off work through the PSC and then secondly, work through the development concept and make sure that it’s a development concept that all of the JV partners can support. So it’s, look it’s a nice gas field. It’s a nice asset. I think it would be really valuable for Timor Leste as a nation for it to be developed. But we’ve got a lot of hard work ahead of us.

Mark Wiseman: And on Browse that’s a very big tranche of 2C, to say on your book at the moment. Having covered all of that third party gas ground with the North West Shelf. How likely do you see it that Browse can enter the development phase?

Meg O’Neill: So the Browse fields were discovered 50 years ago. They haven’t been developed because they are remote.

But I think we have the development concept that will be the right one for Browse. You know, obviously we’ve had a few cracks at things like new onshore plants, floating LNG, but the opportunity we’re looking at now, which would be to take the Browse gas through it is a very long pipeline but into the existing Karratha gas plants I think economically is probably about as attractive as we can get it to be.

For Browse we’ve said, there are three things we need to sort out. We need a carbon solution because the reservoir gas is plus or minus 10%, CO2 and in decarbonising world’s venting that is not going to be acceptable. So we need to find a solution that will probably involve CCS so we’re doing a bit of work to understand CCS for Browse.

We need environmental permits and we’ve been working with the State and Commonwealth governments for about three years on those and we just need to see a bit of progress. We’d like to have those applications approved before we start investing in significant engineering dollars. And then we need the commercial agreements between the two ventures to be landed.

And you know, we are continuing our discussions between Browse Joint Venture and North West Shelf Joint Venture, but I don’t want to put out a timeline as to when that’s going to conclude. It could be really fast or it could be really slow and we just need to make sure we get the right risk reward balance for the two parties.

Mark Wiseman: At the North West Shelf where do you need to make those key decisions around train closures or moth balling of trains?

Meg O’Neill: Well we are currently on a pathway looking at the North West Shelf fields, the organic production and then we have agreements with Pluto to process gas at the Karratha Gas Plant as well as with Waitsia so Beach and Mitsui to process gas. Even with that gas production outlook, we expect we will be shutting our first train in 2024.

So Browse gas of course won’t be able to fill that gap on that timeline. So we’re making plans to take that step. That said North West Shelf is out talking to all and sundry gas resource holders in Western Australia to really explore the appetite for bringing more gas through the plant. And I think a bit of the context, the global context that we have, has really opened some people’s eyes to the opportunity, you know, to take a bit of gas and process that even if it’s a short duration processing period, you know, the revenue opportunity is quite impressive. So we’re, we’re working hard to see if we can get some other gas to the plant.

Mark Wiseman: And you’re optimistic that the State will allow more exports from domestic gas. There’s been quite a bit as Mineral Resources said earlier, there’s been quite a bit discovered onshore now.

Meg O’Neill: The States, one of the State’s important priorities is ensuring that the needs of the domestic gas users are met and that the domestic gas price remains attractive for ongoing investments. Given some of the recent discoveries, I actually think that is helpful in terms of being able to take a bit more gas through the plants as the state weighs up, you know, the jobs associated with developing some of those gas fields the jobs associated with continuing to operate the Karratha Gas Plant, I think we’re cautiously optimistic that we can find a solution that meets everybody’s needs.

Mark Wiseman: Just wondering if you could talk about the decarbonisation path. you’ve outlined very clear targets. Could you perhaps talk about the opportunities for carbon capture and storage within your portfolio. Is that something that could work?

Meg O’Neill: Yeah, absolutely. It is absolutely something that we’re looking at. So our current portfolio of assets is more oriented towards offshore and so the cost the absolute dollars to do a CCS offshore project is higher than to do kind of a comparable project onshore. And what that means is you need to be sequestering more tonnes to keep the unit cost down. But we have started work with some of our North West Shelf partners looking at using one of their depleted reservoirs for CCS.

We’ve started technical studies and commercial studies we would envision aggregating CO2 emissions from a number of industrial users in Western Australia. There are some industrial users in places like Japan and Korea who are contemplating solutions that involve capturing CO2 in those countries and exporting them for CCS.

So we’re having some of those discussions, but we do see CCS as a potential tool in the toolkit. And you know if I put the merger hat on as well, Esso has announced that they’re doing some work on CCS in the Bass Strait. So we look forward to getting into that study and seeing if there’s some opportunities there.

Mark Wiseman: And when you think about purchasing carbon offsets for the portfolio, how do you think about that strategically, how quickly do you need to be out there securing those credits.

Meg O’Neill: We have already secured enough offsets to cover the offset requirement of the merged company through to 2025. And we’re pretty close to actually having enough to cover our emission reduction commitment to 2030. So we actually have seen this challenge coming. We’ve anticipated that the offset market could get hot and we’ve been quite active. So we do a bit of self generation, and then we also participated in the markets both in Australia and internationally. And I think our team has actually done a wonderful job of getting the quantity of offsets we need, protecting the quality of the offsets and maintaining the cost set at an affordable level.

Mark Wiseman: And just in the hydrogen space, you’ve announced at least three projects that you’re that you’re working on. How quickly do you think it could be that Woodside becomes a significant producer of hydrogen?

Meg O’Neill: I guess define significant. Lets say producer, so the fastest project that we’re working on is our Oklahoma project. So Mark is correct we’ve announced three, two projects in Australia, one project in the US. The US project is the one in FEED so this is hydrogen development in Oklahoma, really targeting the ground transportation sector. If we’re able to successfully secure the sort of offtake commitments that we want, our vision would be to take final investment decision this year on that opportunity. And then you’ve got to, you know, a two to three year construction period, so we could be producing hydrogen in the US in 2024, 2025.

The Australian projects are targeted for the export market. So they’re bigger quantities. It’s also a more complex value chain. So for example, if we’re contemplating the export of ammonia to Japan, for customers there to use co-firing in a coal power station. Well, there’s just more work that needs to be done in all parts of the value chain for that. So a little bit longer timeline for the Australia projects. But a number of players are quite interested and there’s a fair amount of government’s interest as well, not just in Australia but also in our customer nations.

Mark Wiseman: Just a question on the environmental approvals, we’ve just been a couple of projects that things have just taken longer to get through government. Could you maybe give some perspective on how those discussions evolve and maybe what the key issues are.

Meg O’Neill: So I think there’s a few factors. Yes, our perception is the approvals are taking a bit more time. So, you know, governments, obviously are under the same sort of pressure that companies and investors are on to ensure that they’ve got that they’re making decisions that are aligned with Paris and that are helping the world on its decarbonisation journey and helping fight climate change. So I think many of the regulators who are reviewing these materials are wanting to make sure that they’re really testing the robustness of the plans.

There’s also I’ll be, I guess, direct there’s a bit of inefficiency in some of the systems here where there’s, you know, double and triple handling of approvals. And, you know, Browse is a good example of where both the State and the Commonwealth have to approve it and you know, the form in which they want information slightly different and so it just means a bit more work for the project proponent.

Mark Wiseman: Maybe just finally, on capital management, you’ve been very clear on what the framework is. It seems that post merger, you’ll be well below that 15% gearing threshold, over what sort of timeframe should we expect the company to address that?

Meg O’Neill: Yeah we have a bit of work to do to figure out the right answer and the optimum answer and one of the things that I don’t want to do is do something hasty, and then have something significantly changed in the market and realize that oh, shoot we made a wrong decision.

So you’re absolutely right Mark that we will be well positioned when the merged company goes live with very low gearing, strong credit rating, well positioned to be able to return value to shareholders and continue investing.

But we need to do things like get our arms around the Trion opportunity, get our arms around some of the other opportunities in the portfolio. We want to make sure that as we think about shareholder returns that we are testing over multiple years and testing for low price scenarios. It was only two years ago that we hit record lows. So the fact that we’re in a high price now and we think structurally, things have changed. We don’t want to be complacent about that. So we’ll obviously keep our shareholders informed as we get close to those decision points.

Mark Wiseman: Thanks very much Meg appreciate your time.

Meg O’Neill: All right. Thank you Mark. Thank you all.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) (File No. 333-264268) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor), which the SEC has declared effective. Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.